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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 9, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiclied or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box	Fax +41 44 333 88 77
CH-8070 Zurich	media.relations@credit-suisse.com
Switzerland

Media Release

Disclosure according to Art. 28 of the AR EU based on the revised Stock Exchange Ordinance

Zurich, July 5, 2007 Credit Suisse Group’s own holdings of equity securities exceeded the disclosure threshold of 15% of voting rights entered in the Commercial Register on July 1, 2007. Its holdings comprised 221,475,735 registered shares and options, which correspond to 18.23% of voting rights. This includes 5.64% of own shares that were purchased during share buyback programs and are due to be cancelled. This disclosure notification is being made on the basis of the new calculation model that entered into effect on July 1, 2007, and forms part of the Ordinance of the Federal Banking Commission (FBC) on Stock Exchanges and Securities Trading.

The amendment to the Ordinance of the FBC on Stock Exchanges and Securities Trading that entered into effect on July 1, 2007, alters the basis for the calculation of the disclosure requirement and stipulates that conversion rights, share acquisition rights and share sale rights must be taken into account when disclosing holdings of own shares. The previous 5% exemption limit has been abolished. Following the entry into force of the revised Ordinance, the own holdings of Credit Suisse Group, Paradeplatz 8, 8001, Zurich, exceeded the disclosure threshold of 15% prescribed in Art. 28 of the Additional Rules for Listing in the SWX ‘EU-Compatible’ Segment (AR EU).

Credit Suisse Group’s total own holdings on July 1, 2007, amounted to 221,475,735 shares and options, which correspond to 18.23% of voting rights. This comprised 172,120,175 million registered shares (14.17% of voting rights), of which 68,509,000 registered shares (5.64% of voting rights) were purchased during two share buyback programs and are due to be cancelled. The remaining 103,611,175 registered shares (8.53% of voting rights) will be retained to satisfy obligations relating to employee participation plans as well as for trading purposes.

The own holdings of 18.23% of voting rights that were disclosed also include share acquisition rights in the amount of 27,047,437 (2.22% of voting rights) and share sale rights in the amount of 22,308,123 (1.84% of voting rights).

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•                  Our plans, objectives or goals;

•                  Our future economic performance or prospects;

•                  The potential effect on our future performance of certain contingencies; and

•                  Assumptions underlying any such statements.

Words such as .believes,. .anticipates,. .expects,. ..intends. and .plans. and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•                  The ability to maintain sufficient liquidity and access capital markets;

•                  Market and interest rate fluctuations;

•                  The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;

•                  The ability of counterparties to meet their obligations to us;

•                  The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

•                  Political and social developments, including war, civil unrest or terrorist activity;

•                  The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

•                  Operational factors such as systems failure, human error, or the failure to implement procedures properly;

•                  Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

•                  The effects of changes in laws, regulations or accounting policies or practices;

•                  Competition in geographic and business areas in which we conduct our operations;

•                  The ability to retain and recruit qualified personnel;

•                  The ability to maintain our reputation and promote our brand;

•                  The ability to increase market share and control expenses;

•                  Technological changes;

•                  The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

•                  Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

•                  The adverse resolution of litigation and other contingencies; and

•                  Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 -Key Information - Risk factors.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date July 9, 2007	By	/s/ Urs Rohner
General Counsel) *

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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